Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023
March 25, 2009
VIA EDGAR
Mr. Larry Spirgel
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Time Warner Cable Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 20, 2009 File No. 1-33335
Dear Mr. Spirgel:
This letter is being submitted in response to the letter dated March 12, 2009 in which the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) commented on the fourth quarter 2008 impairment charge taken by Time Warner Cable Inc. (“TWC” or the “Company”) described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 that was filed with the SEC on February 20, 2009.
Comment
We note that you have identified one of your units of accounting for your indefinite-lived intangible assets as “National” while your other units of accounting appear to be based on geographic regions. Tell us how you applied the guidance in EITF 02-7 in determining your units of accounting for these assets.
Response
Background
TWC is the second-largest cable operator in the U.S., with technologically advanced, well-clustered systems located mainly in five geographic areas — New York State (including New York City), the Carolinas, Ohio, southern California (including Los Angeles) and Texas. As of December 31, 2008, TWC served approximately 13.1 million basic video customers and the Company had approximately 34.2 million revenue generating units, or RGUs, which is defined as the total of basic video, digital video, high-speed data and voice customers.

Time Warner Cable Inc.

TWC operates under several thousand non-exclusive franchises granted by state or local governmental authorities. Subsequent to the Company’s fourth quarter 2008 impairment charge, the Company valued its aggregate cable franchise rights at approximately $24 billion. The Company has concluded that its cable franchise rights have an indefinite life; accordingly, the Company is not amortizing this asset but, instead, is evaluating it for impairment at least annually pursuant to FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”).
The Company’s National unit of accounting represents about 3% of the Company’s basic video customers and RGUs, as well as about 3% of the aggregate post-impairment carrying value of its cable franchise rights. The systems included within the National unit of accounting are located outside of the Company’s five main areas, primarily in rural areas across eleven states, and its local operations are managed as a single division (the “National Division”) 1 by a dedicated team with expertise in running cable systems that are smaller and less geographically clustered than those located in the Company’s five main areas.
A single manager oversees the National Division. Each of his direct reports manages a specific functional area for the entire division (e.g., finance, marketing, engineering and customer care). Areas in which National Division functions are performed in a centralized manner include:
•	Marketing, including oversight of advertising campaigns, pricing strategies and customer promotions.

•	Authorization for capital purchases and other capital allocation decisions.

•	Management of customer premise equipment (e.g., digital converter boxes and modems) inventory, including oversight of purchases and transfers among National Division systems.

•	Customer billing, which is provided for all National Division systems by a single billing services vendor.

•	Customer care (i.e., certain TWC call centers service the entire National Division).

•	Oversight of programming line-ups.

•	Creation of budgets and other financial forecasts.

•	General back-office accounting and finance functions.
Aggregation of Cable Franchise Rights
Given the number of franchises under which the Company operates (including approximately 200 within the National Division), impairment testing at an individual franchise level is not practical. Moreover, testing at this level would be inconsistent with the manner in which the Company’s assets are operated. Individual franchises are almost always aggregated to enhance operating efficiency. As such, TWC has looked to EITF Issue No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”) to determine the appropriate level at which to aggregate its cable franchise rights. Under the provisions of EITF 02-7, it is appropriate to aggregate separately recorded indefinite-lived intangible assets if such assets are operated as a single asset and, as such, are inseparable from one

[1]	For purposes of conducting the Company’s 2008 impairment test, the National Division was comprised of two units of accounting; the National unit of accounting and the Kansas City unit of accounting. Kansas City was tested separately because its operations were only recently moved to the National Division and as of December 31, 2008, its operations were not yet fully integrated. In addition, EITF 02-7 requires that when two units of accounting are combined, they must first be separately tested for impairment prior to being combined into a single unit. The Company believes that in future impairment tests, the National Division will be tested as a single unit of accounting.

Time Warner Cable Inc.

another. This determination is a matter of judgment and dependent upon all relevant facts and circumstances. However, EITF 02-7 provides the following guidance as to circumstances that indicate that aggregation of such assets is appropriate:
1.	The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together).

2.	Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.

3.	The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if (a) it is unlikely that a substantial portion of the assets would be sold separately or (b) the sale of a significant portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.

4.	The marketing or branding strategy provides evidence that the intangible assets are complementary, as that term is used in paragraph A16 of FASB Statement No. 141, “Business Combinations” (“FAS 141”)[2].
EITF 02-7 also identifies the following factors that would indicate that intangible assets should not be combined for testing purposes:
1.	Each intangible asset generates cash flows independent of any other intangible asset (as would be the case for an intangible asset licensed to another entity for its exclusive use).

2.	If sold, each intangible asset would likely be sold separately. A past practice of selling similar assets separately is evidence indicating that combining assets as a single unit of accounting may not be appropriate.

3.	The entity has adopted or is considering a plan to dispose of one or more intangible assets separately.

4.	The intangible assets are used exclusively by different asset groups, as defined in FASB Statement No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets” (“FAS 144”).

5.	The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of other intangible assets combined in the unit of accounting.
Application of EITF 02-7
The Company has identified the National unit of accounting for purposes of conducting its testing of cable franchise rights under FAS 142 because, like its five main geographic clusters, the National unit of accounting is operated and managed as a single operating unit by a single management team. In addition, the Company’s senior management (i.e., CEO, CFO and COO) does not track the financial results at a level below the National Division. In reaching its conclusion, the Company’s management has been guided by its analysis of the EITF 02-7 factors noted above.

[2]	Under FAS 141, brands and brand names are combined as a single asset when they are deemed to be complementary and have similar useful lives.

Time Warner Cable Inc.

1.	The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together). The National Division systems have historically been purchased and sold in large blocks containing numerous franchises in geographically diverse locations. For instance, approximately 58%[3] of the current National Division systems (in terms of basic video subscribers) were acquired as a group as part of the Company’s July 2006 acquisition of certain Adelphia Communications systems (the “Adelphia acquisition”). The acquired systems were combined with previously owned National Division cable systems and, as discussed above, have been operated under a single management team and as a single portfolio of assets due to their common attributes (e.g., rural locations and small, non-clustered systems). Furthermore, management believes that the franchises within the National Division are collectively used together within a single asset group under FAS 144. Specifically, because the National Division systems are centrally managed, there are significant costs incurred at a National Division level (e.g., personnel costs, marketing costs and shared call centers) and, therefore, the National Division is the lowest level for which cash flows are largely independent of the Company’s other assets and liabilities.

2.	Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset. As noted above, approximately 58% of the National Division cable systems were acquired in the Adelphia acquisition and recorded as a single asset. Had the previously owned cable systems been acquired in the same acquisition, they would have been included as part of a single recognized asset.

3.	The intangible assets as a group represent the highest and best use of the assets. TWC believes that the aggregation of the National Division systems represents their highest and best use and the assets would yield the highest price if sold together as compared to being sold as individual franchises. Although they are not geographically clustered like the Company’s other units of accounting, significant benefits are obtained by operating the National Division systems as a single group. Accordingly, management believes that the sale of a significant portion of the franchises individually would likely result in a significant reduction in the fair value of the remaining assets as a group.

4.	The marketing or branding strategy provides evidence that the intangible assets are complementary. National Division management has deployed common marketing and branding strategies across all of the National systems (i.e., due to the common attributes of these systems there is not a need to create dramatically different marketing and branding strategies for each system). Thus, under paragraph A16 of FAS 141, the cable franchise rights across the National unit of accounting are considered complementary.
None of the negative indicators identified in EITF 02-7 are present. Specifically, (i) the Company operates the National Division cable systems as a group, (ii) there is a history of both buying and selling these systems in blocks, (iii) there are no current plans to dispose of individual National Division cable franchise rights separately, (iv) the cable franchise rights are used exclusively by a single FAS 144 asset

[3]	This figure excludes the Kansas City systems, which, as previously mentioned, are managed within the National Division but were tested as a separate unit of accounting for the purposes of the Company’s 2008 impairment test.

Time Warner Cable Inc.

group, with one manager responsible for the group and (v) management is not aware of factors that would limit the useful life of one cable franchise right without also similarly limiting the useful lives of the other cable franchise rights that are within the National Division.
Based upon the manner in which the intangibles are utilized, their similar nature (i.e., generally more rural, smaller and less clustered) and the fact that they operate within the same FAS 144 group, the Company believes that the cable franchise rights included within the National Division represent a single unit of accounting for purposes of FAS 142 impairment testing4. As a result, conducting impairment testing at a level below the National Division would fail to reflect the manner in which the Company manages these assets. Moreover, given that the National Division represents only a very small percentage of the total Company, and given the similarities of the individual cable franchise rights within the National Division, conducting impairment testing at a level below the National Division would be unlikely to ever yield a materially different accounting result than testing at the National Division level.
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Further, as requested in your letter dated March 12, 2009, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions, please call Bill Osbourn, our Controller and Chief Accounting Officer, at 704-731-3958.
Sincerely,
/s/ Robert D. Marcus
Robert D. Marcus
Senior Executive Vice President and Chief Financial Officer

cc:	Glenn A. Britt Chairman, President and Chief Executive Officer Fred Kuntzman Ernst and Young LLP

[4]	As previously noted, for purposes of the 2008 impairment test, the National Division was comprised of two units of accounting due to the movement of Kansas City into the National Division.